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Free Writing Prospectus

Merk Gold Trust

 Jay Taylor interview 05/26/2015

0001546652

Pursuant to 433/164

333-180868

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Jay Taylor:  Welcome back to Turning Hard Times into Good Times. I'm your host, Jay Taylor, and I'm really pleased to have with me once again, Axel Merk. He is the President and CIO of Merk Investments.

He's the manager of the Merk funds, which he founded in '94, and he is really quite an astute commentator and observer of macroeconomic trends and events, and also, an innovator in various markets.

The latest product he put out there, that is really quite unique is the Merk Gold Trust ETF, and it's unique in the sense that you can buy it as an ETF. It is an ETF, you can buy it, and then, you can actually have gold, take possession of the physical gold that underlies your ETF. The symbol is OUNZ, I believe is the symbol for that Merk Gold Trust. Thank you for joining me again, Axel, it's good to talk to you again.

Axel Merk:  Great to be with you.

Jay:  Always good to get your insights. Especially, it's not too many people I know who are privy to meeting the makers and shakers of this world, and you were just at a central bank conference you told me, at Stanford. Anything you could tell us about that?

Axel:  Sure. The Stanford conference organized by the Hoover Institute, John Taylor, after whom the Taylor Rule is named, invited me.

A couple of interesting pieces there. One of them is, Mr. Wash, who was a governor during the 2008 crisis, saying people are just reading statements during the FYNC meeting. There isn't really any debate, you need to have comments. You can't have just the chair decide on everything.

Paul Tucker of the Bank of England, the former deputy governor there, chimed in on that, and was bragging about how great they do at the Bank of England. The most noteworthy comment came from Charlie Plauser. He didn't get much coverage on that.

What he said is that we should go back to basics on central banking. Now clearly, in our audience, maybe we should get rid of them entirely, but what he said is that let the Fed just have an inflation target, nothing else. What he means with that is, when emergency liquidity is provided, the Fed shouldn't do that. The Treasury should authorize it.

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The Fed can then provide the money, maybe short-term, but if that money sticks around at the Fed, it should be swapped with treasuries. Basically, the Fed gets out of all the politics, doesn't buy anything other than treasuries, and that's how they can try to get away with the policies. I thought that was one of the more interesting notes.

Jay:  That certainly was what central bankers did for the most part, until recent years. If they what anything at all, it was treasuries, right?

Axel:  Of course, yes. But they do provide liquidity's. Take it a step further. Even emergency liquidity, now, have the treasury make the decision.

The key difference is that those are elected politicians, and it's fiscal policy, because the more support you provide, the more you're drawn into politics, the more havoc it creates, and the more it distorts the market.

We've been complaining about that for years, obviously, but he says the way to fix it is not by piling more responsibility onto the Fed with financial stability, "Whatever the heck that may mean," he added, and then, all these other things. Let's just take it back. Let's dial it back. I thought that was one of the most sensible comments that was made.

Jay:  The thought that comes to me, Axel, is why in the world do you need debate? We know what the truth is, all you have to do is print more money.

There's no reason to debate it, right? Just go out and asset purchase to infinity. That seems to be the posture of both Bernanke and Janet Yellen. Notwithstanding their rhetoric, that seems to be what they're up to, always.

Axel:  Ultimately, of course, I've always argued that you can get away with a pretty bad central bank if you have good fiscal policy. But if you have bad fiscal policy, the best central bank won't help you. Ultimately, they're hostage of the government, and obviously, all of these issues apply to all of central banking.

By the way, multiple speakers, including John Williams, the San Francisco Fed President, said that during the gold standard, things weren't so bad. They worked pretty well. You were able to take the government out of many of these things. He did lament that ultimately, it broke down whenever there was a crisis. People got off the gold standard, that happened here as well.

Jay:  That is certainly heresy, from a central banker, to talk like that, I would certainly think. I'm wondering to what extent, we read a lot. I don't know your comments, I don't think you and I have talked about this too much, but to what extent are the Chinese shaping a dialogue with respect to monetary policy?

It's a BRIC country, as it were. We are reading more more things about the BRICs, and especially China, and to an extent Russia, but certainly India, as well, continue to import huge amounts of gold. What are your thoughts on that? Are we heading into some sort of a competition for the petrodollar against a petro-gold system?

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Axel:  In many ways, it does, but I don't think it's done in as overtly a way as the gold community discusses it.

Meaning that clearly, gold, precious metals, wealth has been shifting eastward. But the question is, is there some "conspiracy" where people say, "Oh, we've got to pile up the gold, and take it away from the Americans, or the Europeans, or whoever might have it?"

I don't think so. It just happens as a result of wealth shifting. If you need money, you liquidate what you've got. You don't buy any assets, and you sell your stuff out. The folks who have assets, they buy it. And so sometimes, they buy treasuries, sometimes, they buy gold.

As such, yes, the status of the reserve currency is gradually being diminished. But I always compare it a little bit to a frog in a boiling pot. By the time that it has happened, it's going to be too late. Sure, we can warn about it, but it's just a process, a grinding process with ups and downs.

At the end of the day, yes, the dollar won't be the reserve currency anymore, and yes, the Renimbi will be more important, and yes, the Chinese are going to have more gold.

Jay:  It certainly is hysterical. Whenever countries run into trouble, they get rid of their gold, and the gold really follows the wealth. As wealth shifts from West to East, that certainly makes sense to me, Axel.

Axel:  It should. The only thing, of course, that shouldn't happen is that we shouldn't pursue policies where we have to give our wealth away.

But if we do live beyond our means, the gold should move somewhere else. It has to change, we shouldn't put a block into that. What has to change was the policies were pursuing home so that we create wealth rather than give it away.

Jay:  Before we get started, I want to ask you some things about some of these key markets, the dollar and the euro, and some more about gold, and equities, and so forth. I want to ask you about the Merk Gold Trust. How is that going? Are people at all taking any possession of gold, or are they just simply happy enough to have paper gold?

Axel:  Sure, it's working quite nicely. We've got a little over $60 million worth of gold in the trust. It's trading as it should, with about a one cent spread. Most people buy it, simply because they like to have the option of one day taking delivery, but we've had about a handful of people take delivery, and that process is working.

It's tested. We have a patented process, and the idea is really, we can buy gold with the convenience of an ETF, but if you ever change your mind, you can take delivery. What many people are not aware of is that taking delivery in itself is not a taxable event.

If you have appreciated shares of OUNZ, then you can say, "All right. Give me the gold I already own through the ETF." And we ship it to you, and you retain the cost basis when you originally purchased the gold through the ETF.

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Jay:  Obviously, until you sell the gold or trade it for something else, you don't have to report a tax event. Can you very briefly review for our listeners what the process is, if they want to exchange their OUNZ for physical gold?

Axel:  Sure. You come to our website, MerkGold.com, and there's a calculator that tells investors how much gold their shares refer to.

If they want to take delivery, they fill in the application that's on there, and basically it says the type of gold they want to have. Note that we hold London bars in London, just like the other gold ETFs do, and you can take delivery of the London bars, except most individual investors don't like London bars.

You can have those London bars exchanged into coins at the time you take delivery, and you can have any of the major coins. There are certain parameters, but most of the major coins are available. Then, there's a fee that's associated with it. It refers approximately to the markup that you would pay for coin corresponding to the spot price of gold.

You transfer the money to us, you file the application to us, and you transfer the shares to the trust, and then, we released the gold, and have that converted and sent. The process takes about 10 days from start to finish, it's a fairly straightforward process.

By the way, the requirement is to take as little as one ounce, although it's not very economical to take only one ounce. We do have minimum fees, starting at about 40 ounces, it's cost comparable to other ways of getting gold.

Jay:  Let's get into the markets a little bit. The US Treasury markets, we've seen the German Bund get hit pretty hard. It's rallied back a bit, as has the 10 year US Treasuries. What are your thoughts on the treasury markets now?

Axel:  A couple of things. First of all, we had a market where if you're a momentum trader, you have made money. It doesn't matter whether you have been thinking. Actually, the less you have been thinking, the better it's been. People have been piling into things, and these trends work until they reverse.

People are piling into German bonds, and at some point, somebody decided to sell. They had a fairly dramatic selloff in Bund. Today, as we're talking, the Bund is actually up, because the fears in the Eurozone are escalating again. But it's symptomatic of what we have in all the markets.

The volatility is compressed, complacency is rampant, and at some point, fear comes back into the market. That's really where we think trouble is going to come into all the markets, because we don't have the liquidity that I think many people think there are. It's one thing to buy securities, it's another thing to sell them.

In the short term, for nine months or so, everybody said the dollar is great. Everything else was horrible, and the dollar was soaring, then, we had a big short squeeze, and the Euro was coming back quite a bit. In recent days, the dollar has strengthened again.

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Ultimately, the world is tones of grey. It's not that the US is fantastic and Europe is absolutely horrible, and the opposite isn't true, either. And so, these markets are gyrating between extremes. Obviously, that gives opportunities to some, but mostly what it does, it scares away people.

It drives up liquidity, and the only place that hasn't seen really much of the volatility is the equity market, and I think it's going to come there sooner, rather than later.

Jay:  We were just talking to Michael Oliver a few minutes ago, and he is convinced that central bankers are not actually omnipotent, and that eventually, no matter what kind of anti free market forces are attempted by central bankers, that the markets will ultimately prevail. I'm guessing that you probably agree with that general philosophy?

Axel:  Of course. We saw that, you mentioned the Bund plunging as they did in just a few days, the other day is a sign that central banks are just sipping from a straw from the ocean. Ultimately, the market forces are stronger, and they do control the printing press.

When asked to be careful, because these are big boys you're fighting against. But at some point, yes. Take Japan, for example. In my view, Japan is pretty hopeless, long term. The worst thing that can happen to them is economic growth. The reason I say that is because if you have economic growth, the bonds would sell off.

It would make it, in my view, impossible to finance the deficits. And so now, the banks are going to fight it by buying bonds, by monetizing the debt. Something will give somewhere, and right now, it's the currency, again, that's under pressure. But of course, when these big banks print billions and trillions, it's going to have ripple effects in all kinds of markets.

Jay:  It's certainly attached to the US Treasury, as the US Dollar. You were fairly bullish, I think on the euro to start this year. What's causing the dollar's relative strength? Why are we seeing so much of the dollar? I guess it has to do with so-called easy monetary policies of Bernanke, as opposed to supposedly tighter monetary policies by Janet Yellen, right?

Axel:  Generally, they're the two major trends, exactly. It's the interest rate differential, and then, there's the potential fear of contagion with what's happening in Greece. What I argued, and that's why everybody says I'm a euro bull, is that the Greek contagion is overrated, the reason being that very few financial institutions hold any Greek debt outside of Greece.

And so, Greece's problems are mostly problems for Greece. And then, it's a political problem for major institutions like the IMF, the ECB, but those losses will not cause a systemic breakdown. Conversely, with regard to the interest rate differential, right now, again, we had a couple of days of good economic data in the US, everyone thinks the US is going to be tightening.

Things aren't that great in the US, and things aren't that horrible in Europe. We have a cyclical recovery in Europe, and in the US, the recovery is not quite going according to

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plan. We've had this talk about a rate hike forever. I'd like to remind people, we are still at zero, or zero to 25 basis points.

As we're going to raise rates, I do think we will be raising rates, possibly as early as September. The Fed all but promises to be behind the curve. The reason I say that is because the FRNC says in their statement that even if the economy goes back to normal, and unemployment goes back to normal, the Fed will be having rates that are lower than otherwise normal.

Meaning, real interest rates are going to continue to be zero to negative. And so, in that sort of environment, I don't know why the US would be so far ahead of everybody else.

Jay:  With these negative interest rates, one would think the gold should really be on a tear. It should be rising really dramatically. Why do you think it is not?

Axel:  Gold has held up very well in the light that the dollar has really been on a tear. One has to put that into context. We've had gold was up 12 years in a row. Lots of speculators piled in on the upside, then, we had this major correction, and we probably overshot on the downside.

Now, everybody is waiting for what the next step is. If you have positive, real interest rates, that would clearly be a competition to gold, because gold doesn't break and doesn't pay any interest. Now, because there's this, "fear" by some people, that rates will go up, some people are reluctant to buy.

It's a herd mentality we see over and over again, as the Fed is going to raise rates. At some point, people are going to point out, wait a second, they are behind the curve. But for now, because the next move is going to be higher, everything is going to be great, so people think.

My view is that rates are low to negative now. I don't think we can afford to have positive interest rates in the US, in the euro zone, or Japan, any time, really, for an extended period over the next decade, because we are just going to kick the can down the road. But in the meantime, yes, people have saw that rates are going to be higher, and that's going to be competition to gold.

And so, do with it what you want. I mean, you can just take it as a buying opportunity, or if you're in a camp that yes, "Yep, real rates are going to go higher," then, you might want to sell your gold. I'm not in a camp, though.

Jay:  With respect to Greece, David Stockman's article he wrote over the weekend, in which he's basically saying that, I'll just read here what he said.

He says, "The ECB is now on the hook for $130 billion of Greek liabilities, an amount that is equal to the remaining deposits in its entire banking system. Needless to say, when the impending Greek accident explodes into the front pages, there will be pandemonium in the ECB, and in Brussels and capitals throughout the 19 nation euro zone."

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That sounds like something that should be extremely bullish for gold, but maybe you'd just comment. Has Stockman got the right numbers there, do you think? And to what extent might this be really a bad thing for the euro?

Axel:  I don't know whether he's right to the euro cent, but he's right in the order of magnitude. Let's not forget that the Bank of Israel has had a negative network for the past 20 years, and the world hasn't blown up. Whether the net worth of a central bank is negative or not is really a PR problem more than anything else. It's not real money, so it doesn't matter.

Now, what's different about the ECB is that they have a contractual agreement that if they do have losses, that other member countries do pay that back into the ECB. But keep in mind, rules are there to be broken, and to be twisted. And so, they can say, "Hey, we haven't reached the maturity of these bonds. Therefore, we don't have to recognize the losses yet."

Look at the Swiss National Bank. We haven't had any losses yet. And so, who knows what's going to happen in practice? Now, even if $130 billion were to be paid into the ECB, again, that's a political problem. That's not a financial stability problem, because the euro zone as a whole can afford $130 billion. It looks pretty bad to have to pay that.

And also, keep in mind that the money I have given has been collateral, and applied through share cuts to certain things, the actual losses are probably going to be much smaller. But yes, if Greece does default, and I'm not doubting that the losses are going to be severe. I'm just arguing we're having a global financial system.

Now, you're arguing, is it good for gold or not? Yes, I think it's good for gold, but again, we've had this looming Greek default for years now. The market appears to have just gotten used to being in this zombie zone. I think we should just get it over with, and see what's going to happen.

Jay:  There's certainly the status quo doesn't want to get it over with, and they are going to fight tooth and nail. The argument that some have, that for higher rates, or for the Fed, raising rates, if indeed you believe the Fed is in control, rather than the markets. The idea is that the economy will be so strong. The economy is getting stronger, and therefore, that's the good reason for rates to rise.

Of course it is, but could there be other reasons? Just a loss of confidence, for example, in the monetary system, I think would be something that could send rates higher. What do you think was behind the recent rise in the Bund's rates, as well as US Treasuries? What was behind that?

Axel:  I think these rates are currently just driven by momentum traders that are piling in, and then, if people want to go for the exit, there is enough liquidity there. That's why we're going to see volatility there. I don't think they reflect fundamentals, anywhere in the world.

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Rates should be much higher, but central banks have topped up the prices, lowered these rates, and are just setting themselves up for a surprise down the road. These are all just canaries in the coal mine, be that the Swiss National Bank, earlier this year, the Bund scare we've had, the taper tantrum.

Once you start messing with asset prices on the scale that central banks have, you're just asking for trouble down the road, and it's difficult to say exactly what's going to happen. The one thing I keep pointing out is, look at the equity markets. We haven't really seen a huge sell-off there, and that's really what I see as the biggest risk right now.

Jay:  That would certainly shake confidence, and in fact, it's a new thing for central banks to be so concerned about stock prices. It never used to be that way.

Axel:  It shouldn't be.

Jay:  The reasoning is simply that you've got to keep people confident in the system, is that what's behind this thing?

Axel:  It's because we needed to influence asset prices. Remember, people were underwater in their homes, and the best thing to do is, of course, people downsize their houses to what they can afford. That wasn't politically acceptable, and that's why asset prices were pushed higher.

It's not working terribly well in lower income regions with home prices. It works in Palo Alto, where they live, it works in stock prices, but that's the unintended consequences of trying to support housing. That's really where much of this came from, because in order to get an insolvent institution to be solvent again, if asset price inflation does it, that's the tool that central banks use.

That's why if the tide turns and asset prices leave late, sure. A lot of healing has taken place, but there's still going to be a major headwind.

Jay:  Thanks for joining me. Again, I look forward to having you back some time soon.

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Transcription by CastingWords

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